December 23, 2020

Via EDGAR Alan Campbell Mary Beth Breslin Division of Corporation Finance Office of Life Sciences United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	ESSA Pharma Inc.
Registration Statement on Form S-3

Dear Mr. Campbell and Ms. Breslin:

On behalf of ESSA Pharma Inc. (the “Company”), set forth below is the response of the Company to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 3, 2020, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-250971) (the “Registration Statement”).

For the convenience of the Staff, the text of the Commission’s comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

1.	We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended September 30, 2020 before we will accelerate the effective date of your registration statement. For additional guidance, please refer to Section 1220.3 of the Division’s Financial Reporting Manual.

Response: The Company respectfully advises the Staff that it has incorporated by reference into the Registration Statement its Annual Report on Form 10-K, filed on December 15, 2020.

Please call the undersigned at (212) 735-2227 if you have any questions or require any additional information.

Very truly yours,

/s/ Michael J. Hong

Michael J. Hong

cc: David Parkinson, David Wood